Filed by TOTVS S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Linx S.A.

Filer’s Commission File Number: [●]

Subject Company’s Commission File Number: 001-38954
Date: October 15, 2020

TOTVS S.A.

Publicly-held Corporation

Corporate Taxpayer ID (CNPJ/ME) No. 53.113.791/0001-22

Company Registry (NIRE): 35.300.153.171

NOTICE TO THE MARKET

TOTVS S.A. (B3: TOTS3) (“Company” or “TOTVS”) hereby informs that the preliminary registration statement on Form F-4 (the “Registration Statement”) of TOTVS was filed today with the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement relates to the proposed business combination of TOTVS and Linx S.A. (“Linx”) submitted to the board of directors of Linx on August 14, 2020, as amended, and contemplated by the Protocolo de Incorporação e Justificação (the “Merger Protocol”) attached to TOTVS’s material fact released on October 8, 2020. The effectiveness of the Registration Statement is subject, among other things, to SEC review.

TOTVS will continue to keep its shareholders and the market informed about the material developments related to the matter discussed herein.

São Paulo, October 15, 2020

Gilsomar Maia Sebastião

Chief Financial and

Investor Relations Officer

Investor Relations

Phone.: (+55 11) 2099-7773/7097/7089/7105

http://ri.totvs.com/  | ri@totvs.com.br

No Offer or Solicitation

This Notice is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that TOTVS will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to a waiver therefrom.

Additional Information and where it can be found

In connection with the proposed business combination, TOTVS will file with the U.S. SEC all relevant materials as required by the required by applicable laws and regulations. INVESTORS ARE URGED TO READ THE SCHEDULE TO, REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION ABOUT THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOTVS, LINX AND THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. All documents filed with the SEC that are related to the proposed transaction will be available when filed, free of charge, on the SEC website - www.sec.gov - and also on the TOTVS investor relations website - http://ri.totvs.com/.

Forward-looking Statements

This Notice may contain forward-looking statements. Such statements are not historical facts, and are based on TOTVS’ management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the proposed business combination, are intended to identify forward-looking statements. Statements connected to the statement or payment of dividends, the implementation of the key operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends that could affect the Company’s financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of the Management and are subject to a number of risks and uncertainties. There is no guarantee that such expected events, trends or results will actually take place. Such statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.